1 23 JULY 2026 CREATING EUROPE’S LEADING LOGISTICS REAL ESTATE CHAMPION JOIN Analyst and Investor video call Friday 24 July 2026 10:00 a.m. CET www.wdp - argan.eu

2 SUBJECT TO CERTAIN EXCEPTIONS, THIS PRESENTATION AND THE INFORMATION CONTAINED HEREIN IS NOT FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISCLOSURE OTHERWISE, WHETHER DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SWITZERLAND OR SOUTH AFRICA OR ANY OTHER STATE OR JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF THAT JURISDICTION OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED, OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER BELGIAN AND FRENCH LAW . Disclaimer This presentation is for information purposes only and does not purport to be complete. This presentation does not constitute an offer, or the solicitation of an offer, to acquire, purchase, subscribe for, sell or exchange securities in Warehouses de Pauw NV/SA (“ WDP ”) and/or ARGAN S . A . (“ ARGAN ”) or the solicitation of any vote in any jurisdiction pursuant to the envisaged merger . The envisaged merger does not constitute an offering in Belgium, France or another state or jurisdiction, other than the United States, where the offering will be made pursuant to Rule 802 or pursuant to an effective registration statement under the U . S . Securities Act of 1933 , as amended (the “ Securities Act ”) . No action has been or will be taken to permit an offering in any state or jurisdiction other than the United States . The envisaged merger is to be considered solely on the basis of the legally required corporate documentation in relation to the envisaged merger, amongst other things the common draft terms of a cross - border merger by acquisition by WDP of ARGAN (the “ Merger Documentation ”) that would contain the full terms and conditions of the envisaged merger . Any decision made in relation to the envisaged merger should be made solely and only on the basis of the information provided in the Merger Documentation . To date not all such information is available . This presentation may not be construed as a prospectus or an information document as referred to in Regulation (EU) 2017 / 1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the " Prospectus Regulation "), or any implementing measure in any relevant member state of the European Economic Area . This presentation does not constitute an offer or solicitation to acquire, purchase, subscribe for, sell or exchange any securities in Australia, Hong Kong, Canada, Japan, New - Zealand, South Africa, Switzerland and the United Kingdom, or any other state or jurisdiction where to do so would constitute a violation of the laws of that state or jurisdiction, and no such offer (or solicitation) may be made in any such jurisdiction. Any failure to comply with this restriction may constitute a violation of the securities laws of Australia, Hong Kong, Canada Japan, New - Zealand, South Africa, Switzerland and the United Kingdom, or other applicable laws. All people who read this announcement should inform themselves of any such restrictions and comply with them. The shares to be issued in connection with the merger may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (" FinSA ") (unless in circumstances falling within Article 36 of the FinSA), and no application has been or will be made to admit such shares to trading on any trading venue in Switzerland . Neither this presentation nor any other merger document or marketing material relating to the merger constitutes a prospectus within the meaning of the FinSA, and none of them may be publicly distributed or otherwise made publicly available in Switzerland . The shares to be issued in connection with the envisaged merger may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act, or pursuant to a valid exemption from registration . WDP expects to offer its shares in connection with the envisaged merger in reliance on the exemption from registration provided by Rule 802 under the Securities Act (“ Rule 802 ”) . If Rule 802 is unavailable, it will instead offer those shares (i) in the United States, pursuant to a registration statement under the Securities Act, and (ii) outside the United States, in reliance on the exemption from registration provided by Regulation S under the Securities Act (" Regulation S ") . This announcement is not intended for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution could constitute a breach of the applicable laws of such jurisdiction . WDP and ARGAN explicitly decline any liability for breach of these restrictions by any person . Disclaimer (1/2)

3 Disclaimer (2/2) Important Notice to U . S . Investors The merger will involve the exchange of securities of a public limited liability company incorporated in Belgium and a public limited company incorporated in France . The offer of shares in the merger is subject to disclosure requirements of a foreign country that are different from those of the United States . Financial statements included or referred to in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies . It may be difficult for you to enforce your rights and any claim you may have arising under the U . S . federal securities laws, since WDP is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country . You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U . S . securities laws . It may be difficult to compel a foreign company and its affiliates to subject themselves to a U . S . court's judgment . You should be aware that WDP may purchase securities otherwise than in the context of the merger, such as in open market or privately negotiated purchases . In connection with the merger, WDP may file with the US Securities and Exchange Commission (the " SEC ") a registration statement on Form F - 4 , which includes relevant materials relating to the merger . This communication may be deemed to relate to constitute a communication made in reliance on Rule 425 under the Securities Act . If so, this communication is not a substitute for any such registration statement or prospectus that WDP may file with the SEC . Investors and security holders of ARGAN are urged to read any registration statement, the prospectus included therein, and any other relevant documents that WDP may file with the SEC, as well as any amendments or supplements to such documents, when they become available, because they will contain important information about WDP, ARGAN and the proposed envisaged merger . Any such registration statement and other documents filed by WDP with the SEC will be available free of charge on the SEC's website at www . sec . gov . Forward - looking Statements This presentation contains forward - looking statements, including statements regarding the expected timing, terms, benefits, synergies and completion of the merger, the strategic rationale for the merger, and the anticipated future performance and prospects of the combined group . Forward - looking statements can be identified by the use of forward - looking terminology, including, without limitation, the words "believe", "estimate", "anticipate", "expect", "intend", "may", "will", "plan", "continue", "ongoing", "possible", "predict", "target", "seek", "would" or "should", and include statements made by WDP and/or ARGAN regarding their respective strategies and expected results . By their nature, forward - looking statements involve known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of WDP and ARGAN and are difficult to predict, and readers are warned that none of these forward - looking statements constitutes a guarantee of future performance . The actual results of WDP and ARGAN may differ materially from those projected or implied by the forward - looking statements, including as a result of the conditions precedent to the merger not being satisfied, or the terms of the merger being amended or terminated . None of WDP or ARGAN undertakes any obligation to publish updates or revisions of these forward - looking statements to reflect new information, changes in expectations or in the events, conditions or circumstances on which such statements are based, except as required by applicable law or by a competent regulatory authority .

4 1 Transaction summary 2 Joining forces 3 The combined platform 4 Value creation and capital structure 5 Merger terms 6 Q&A Agenda

5 LATFORM OF TO › Enhancing scale & offering cross - border solutions › Profitable & efficient › Delivering strong total returns › Superior access to capital & improved cost of capital From regional leader to a core €20bn+ European Logistics Platform BUILDING THE PLATFORM OF TOMORROW

6 TRANSACTION SUMMARY 01

Attractive terms for a strategic combination with unanimous board and strong shareholder support

TOTAL IMPLIED VALUATION[1]

€79.22 PER ARGAN SHARE

TOTAL PREMIUM TO SHARE PRICE[2]

21% SPOT

- Exchange ratio: **3 WDP shares for 1 ARGAN share**
- ARGAN will propose **€11/share exceptional distribution**

28% 1M VWAP

✓ **Unanimous support**	100% board support of both ARGAN and WDP
✓ **Voting commitments**	~52% of ARGAN and ~19% of WDP shareholders, including both founding families[3] and CAA[4]
✓ **Transaction structure**	Friendly cross-border merger, a recognised framework for implementing pan-European combinations
✓ **Clear path to completion**	Key transactional documents have been signed & no MAC clause or financing condition
✓ **Approvals**	Completion subject to EGM approvals[5], regulatory approvals and tax ruling
✓ **REIT status & continuity**	REIT/SIIC status retained across the group, new Paris listing, and Kerlan[6] WDP board representation

Expected transaction timeline

- Announcement — 23 Jul 2026
- Paris listing — Oct – Nov 2026
- EGMs — Nov 2026
- Conditions met — End '26 – early '27
- Completion — **Q1 2027**

1. Adj. for exceptional €11/sh distribution, based on WDP €22.74 closing share price (23 July 2026); 2. Adj. for exceptional €11/sh distribution, vs. ARGAN's €65.40 closing share price, €61.82 1M VWAP (23 July 2026); 3. De Pauw via RTKA (~19% of WDP), Le Lan incl. stake held via Kerlan (~37% of ARGAN); 4. Crédit Agricole Assurances, through its subsidiary Predica; 5. ARGAN EGM: 2/3 of votes cast; WDP EGM: 3/4 of votes cast, with 50% quorum at first meeting; 6. A representative of Kerlan, the family office of ARGAN's founding Le Lan family, will be appointed to the WDP Board, subject to WDP EGM approval

7

Friendly merger | Building Europe's leading logistics platform

STRATEGIC FIT ❯ Pure-play logistics	**Creating a pure-play logistics real estate powerhouse** with cross-border infrastructure solutions **Clear industrial logic**: high-quality, diversified portfolios with prime assets on Europe's key logistics corridors **Complementary platforms** sharing the same **DNA**: client-centric, long-term & focused on disciplined growth
LEADERSHIP & SCALE ❯ €13bn platform	**Top-3 European logistics REIT:** €13bn GAV across 8 countries with 13m m² GLA and €700m+ annualised rents **#1 market positions** in France, Belgium, the Netherlands, Luxembourg and leading platform in Romania
COMBINED GROWTH ❯ Expand current platforms & build out Germany, Italy and Spain	**Growth towards a €20bn+ platform** along Europe's core corridors and **top-10 EPRA** constituent **€960m combined pipeline** in execution and **3.2m m² buildable landbank** for development-led growth
CREDIT QUALITY ❯ Top-5 A-rated European REIT	**Limited leverage impact:** LTV +1%, ND/EBITDA (adj.) +0.3x (31 December 2025: 40.1% LTV and 7.5x ND/EBITDA) **Moody's A3 and Fitch BBB+ issuer rating expected to be maintained** following completion of the transaction **Lower cost of capital** and **disciplined capital allocation** focused on strong total returns
BEST-IN-CLASS LIQUIDITY ❯ Capital market access & investor appeal	**Top-10 EPRA liquidity profile** with combined **€7bn+ market cap,** further broadening index eligibility with ~€30m ADTV **Third listing** on **Euronext Paris** and **SBF 120 inclusion,** alongside existing BEL 20 and AEX membership
VALUE CREATION ❯ Accretive combination with embedded upside	**+10% total accounting return(1) for WDP shareholders**: +3% EPRA EPS accretion(2) and +7% EPRA NTA accretion(3) **Including €10m of identified cost synergies** to be delivered within 12 months **Reinforces #BLEND&EXTEND2030** (>€2.00 EPRA EPS) with **€700m p.a. combined self-funding capacity(4)**

General note: Company information as per H1 2026; 1. Total accounting return (TAR) is calculated as yearly EPRA NTA growth including gross dividends distributed, based on stable yields; 2. As from the first year of full operation (2028) and including cost synergies of €10m (largely financial) and €250m of disposals. Based on ARGAN projected 2027 EPRA EPS of €6 per share, in line with broker consensus estimates; 3. Pro forma as at 30 June 2026; 4. Around €400m in annual equity via retained earnings, stock dividend and contributions in kind, including the remainder in incremental debt within WDP's leverage targets

8

Generating value for ARGAN and WDP shareholders

ARGAN		WDP
✓ Same DNA, broader platform on European scale	**STRATEGIC FIT** *Pure-play logistics*	✓ Becoming a truly integrated €13bn+ European logistics platform
✓ Local champion joining a top-3 European logistics REIT	**LEADERSHIP & SCALE** *€13bn platform*	✓ #1 French logistics platform accelerating capital deployment in France
✓ Unlock embedded growth from a combined French buildable landbank of ~1m m² GLA[1]	**COMBINED GROWTH** *Expand current platforms & build out Germany, Italy and Spain*	✓ WDP towards a €20bn+ platform with combined self-funding capacity of €700m p.a.
✓ Improved credit profile from BBB- to A3/BBB+	**CREDIT QUALITY** *Top-5 A-rated European REIT*	✓ Top-tier credit ratings (A3/BBB+) expected to be maintained
✓ 10x increase in average daily trading volume	**EXCELLENT LIQUIDITY** *Capital market access & investor appeal*	✓ Enhanced liquidity & combined €7bn+ market capitalisation and strong free-float
✓ +21% total premium[2], +6% dividend step up[3] and exposure to synergies & #BLEND&EXTEND2030	**VALUE CREATION** *Stronger together from the start*	✓ +10% total accounting return[4], EPRA EPS and NTA accretive, reinforcing WDP's 2030 EPS target of >€2.00

1. Including 250k m² GLA landbank of WDP France; 2. Adjusted for the exceptional €11/sh distribution, vs. ARGAN's €65.40 closing share price (23 July 2026); 3. After exceptional distribution; 4. Total accounting return (TAR) is calculated as yearly EPRA NTA growth including gross dividends distributed, based on stable yields

9

ARGAN and WDP have highly complementary platforms

Built on same drivers of portfolio quality

Location	Area & infra	Ownership
Building standard	Asset quality	Tenant demand
Lease length	Reversion	Clients

Strategic fit for future growth

Shared standards underpinning solid foundation, quality and cash flow profile

↓

France provides platform and bridge for further European expansion

↓

#BLEND&EXTEND 2030 ambitions directly reinforced

What this builds

- ✓ Unique Île-de-France exposure and presence
- ✓ High-quality assets in top-tier locations
- ✓ Resilient client base: food-anchored and daily-goods
- ✓ Opportunity to expand into Italy and Spain
- ✓ Embedded growth: 750k m^2 buildable landbank
- ✓ Efficient operating model: >95% single-tenant sites

#ARGAN, the start of the next growth phase

✓ High quality platform

6.0%	€975/m^2
Expected NIY(1)	Implied value/m^2

✓ Fully integrated

Team	ARGAN brand	Partnerships	Landbank
Fully in-house	#1 platform	73 clients	750,000 m^2 GLA

FOUNDATION FOR FURTHER EUROPEAN EXPANSION

1. Expected 2027 net initial yield based on ARGAN's net rental income (contractual rent plus ERV on vacant space, net of non-recoverables and indexed at 2%) as at 30 June 2026, divided by enterprise value (deal equity value, minorities and net debt as at 30 June 2026), adjusted for non-yielding assets (projects under construction, land reserves and headquarters)

Source: Company information as per H1 2026

10

11 JOINING FORCES 02

12 €8.5 bn Fair value portfolio 97.2 % Occupancy rate €495 m Annualised rents (1) €760 m Pipeline in execution 2.4 m m 2 GLA Development potential – land reserve €182 m Long - term rent potential (2) With embedded long - term value potential 19% % of the portfolio GERMANY 2% % of the portfolio FRANCE 8% % of the portfolio Foundation European expansion 2030 ambition - WDP 1977 – early 2000s Leading platforms in Belgium and the Netherlands ITALY 2030 SPAIN 2030 2025 – 2030 Scaling into a true European €10bn + infrastructure player ROMANIA WDP | Building from a rock - solid Benelux foundation to a European logistics champion BELGIUM - LUX. 33% % of the portfolio Early 2000 – 2025 Essential supply - chain solution across Europe NETHERLANDS 37% % of the portfolio General note: WDP company information as per H1 2026, unless stated otherwise; 1. As per Q1 2026; 2. Including potential from leasing activity, rental reversion and the development potential of the secured land bank Successful build - out of a unique, high - quality platform 01

13 €4.3 bn Fair value portfolio 100.0 % Occupancy rate €213 m Annualised rents (1) €200 m Pipeline in execution (2) 750 k m 2 GLA Development potential – land reserve 28 FTE French leadership & experienced in - house team (1) Embedded growth and a full operational platform FRANCE 100% % of the portfolio ARGAN | The #1 French logistics platform with a 750k m 2 buildable landbank driving long - term growth General note: ARGAN company information as per H1 2026, unless stated otherwise; 1. As per FY 2025; 2. Investment programme over 2026 as per 30 June 2026 02 Irreplicable high - quality logistics portfolio #1 French platform Green certified Client - centric approach 3.9 million m2 GLA Pure - play logistics platform, at scale 50% green certified 100% Aut0nom® label for all new developments 99 – 100% occupancy Structurally outperforming market vacancy 2016 - 2025

ARGAN x WDP | A dominant Western European logistics platform at the heart of Europe's key trade corridors

03

Supporting clients' European supply chain needs

€12.8bn	98.1%	€708m
100% logistics platform	Occupancy rate	Annualised rents

Embedded growth and a full operational platform

€960m	3.2m m² GLA	170 FTE
Pipeline in execution	Development potential – land reserve	Experienced in-house team

Leading logistics platform	Core European	Further expansion
~€13bn GAV	#1 in France & Benelux	Towards a €20bn+ platform
Top-3 European logistics REIT	Leading platform in Romania	Europe's core corridors



BE- NL - LUX
47%
% of the portfolio
GERMANY
1%
% of the portfolio
FRANCE
39%
% of the portfolio
FRANCE
L'ARC ATLANTIQUE
LA DORSALE
SPAIN
2030
ITALY
2030
ROMANIA
13%
% of the portfolio
WDP locations
Argan locations

General note: Company information as per H1 2026, unless stated otherwise

14

15 France | Linking pin in the next European growth phase LEGEND Transport corridors Main shipping routes Main roads Major France ports Main airports Existing WDP locations Existing ARGAN locations General note: France 2030: France's national investment plan, launched by President Emmanuel Macron, with a total budget of €54bn. Targets reindustrialisation, technological sovereignty and ecological transition across strategic sectors Source: French Government, info.gouv.fr, INSEE, Broker reports, WDP market research Strengthening WDP's pan - European network ▪ Expand presence across Europe's key logistics corridors ▪ Enhanced cross - border supply chain solutions ▪ Local expertise with European reach Economic activity along two strategic corridors Linking key ports, industrial regions and population centres ▪ La Dorsale & Arc Atlantique connect Northern and Southern Europe ▪ ▪ Dense infrastructure reinforcing France's role as a European gateway Structural demand drivers in a normalising market ▪ Modernisation of logistics stock & decarbonization ▪ Growing e - commerce penetration (~12%) and urban logistics demand ▪ France 2030: €54bn reindustrialisation & supply chain investment plan SPAIN Barcelona PORTUGAL LISBON MADRID DENMARK FRANCE MOLDOVA UKRAINE ITALY POLAND GERMANY ROMANIA BULGARIA AUSTRIA CROATIA SLOVENIA NETHERLANDS AMSTERDAM PARIS BUDAPEST HUNGARY Cluj - Napoca Timisoara CONSTANTA Toulouse Rouen Rennes Nantes BERLIN WARSAW PRAGUE CZECHIA VIENNA SLOVAKIA BELGRAD BOSNIA SERBIA SOFIA ZURICH GREECE Lyon MAC. ALBANIA BUCHAREST Bordeaux SWITZERLAND BRUSSELS L . UX 04 Why France? Consumer market 68m + inhabitants Among Europe’s most populous countries Economic scale €3tn + GDP One of Europe’s largest industrial markets Market potential 80m m2 market Doubling the addressable market

16 THE COMBINED PLATFORM 03

ARGAN x WDP | Combining the strength of the WDP platform with the local depth of ARGAN

ARGAN › Local hero with deep roots

- #1 French platform with 5% market share and unique, high-quality €4bn+ platform on prime logistics corridors
- Integrated developer-owner platform with 750k m^2 GLA buildable landbank and strong execution skills
- Unrivalled knowledge through ~30 FTE in-house team with development & property management
- Long-standing partnership with 70+ clients and strong exposure to resilient food and daily-goods supply chains

WDP › Scale, liquidity & reach

- Top-tier ~€9bn pure-play logistics REIT anchored across Western European core markets
- Best-in-class development, property management & integrated energy solutions with 2.4m+ m^2 buildable landbank
- 25+ years of consistent cash flow, dividend and total return growth: ability to scale & expand into new markets
- Disciplined capital allocation, superior capital markets access and strong credit profile

General note: Company information as per H1 2026

17

18 LONG - TERM SUCCESS OF ARGAN & WDP Focus Pure player with investor/developer model Culture Entrepreneurship and #TeamARGAN #TeamWDP Clients Customer centricity and connectivity Growth Focus on consistent profitable growth Alignment Family reference shareholder Prioritising high ESG standards BUILT ON THE SAME VALUES AND DNA CONSISTENT FOCUS ON LONG - TERM VALUE CREATION

19 ARGAN x WDP | €13bn combined European logistics platform Source : Company information as per H1 2026 Portfolio split by geography (fair value of portfolio) 70% 19% 8% 2% €8.5bn 100% 47% 39% 13% 1% €4.3bn ~€13bn BENELUX RO FR DE +

20 0 3 6 9 12 15 18 21 GAV (€bn) (1) 19.1 17.0 12.8 (4) 8.5 (4) 7.7 6.5 5.0 4.3 2.7 1.8 0.9 (3) General note: FX conversion as per reporting date. Latest reported figures, unless stated otherwise; 1. Wholly owned standing assets; 2. Converted from square feet to square metres; 3. As per FY 2025 reporting, on a proportionate basis; 4. Excluding energy assets Source : Company information GLA (m m 2 ) 10.9 14.7 12.8 8.9 4.5 (2) 5.5 3.9 3.9 2.4 1.4 (3) 1.6 WDP’s investment property under development (4) ARGAN x WDP | Growing towards a €20bn dominant Western European logistics platform

21 0 5 10 15 # sites 0 10 20 30 Retail (food) FMCG + Wholesale Industrial Retail (non - food) Post & parcel delivery Automotive Healthcare Food, fruit & vegetables Other TMT Resilient cash flows supported by a diversified food & daily - goods tenant base 28 5 2 6 1 5 9 5 9 9 Top 10 tenants (% of rental income) Number of tenants 515+ Broad tenant base Portfolio split by sector (% of rental income) Top 10 tenants 29% Diversified rental income End - user share 68% Long - term tenant relationships General note: Combined sector split on a comparable basis Source : Company information as per FY 2025

22 General note: Company information as per H1 2026, unless stated otherwise. Combined figures exclude transaction effects; 1. As per Q1 2026; 2. As per FY 2025; 3. Current operating profit over net income from buildings; 4. Shares outstanding ï EPRA NTA per share; 5. Annualised rent over total property value (incl. investment properties under development and land reserves); 6. Net financial debt over investment properties, assets under construction, and tangible and intangible fixed assets; 7. Stable outlook; 8. Expected to be maintained 12,816 = 4,269 + 8,547 Fair value portfolio (€m) Financial 708 = 213 (2) + 495 (1) Annualised rent (€m) 91.2% = 92.9% + 90.3% NOI Margin (2),(3) 507 = 155 + 353 EPRA Earnings (2) (€m) 7,565 = 2,418 + 5,148 (4) EPRA NTA (€m) 5.6% = 5.2% + 5.7% GIY (2),(5) Operational 98.1% = 100.0% + 97.2% Occupancy 12,785 = 3,870 + 8,915 Rental area (k m 2 ) 170 = 28 + 142 FTE (2) 40.4% = 41.1% (6) + 40.1% LTV (2) Leverage 7.8x = 8.5x + 7.5x ND / EBITDA (adj.) (2) 2.3% = 2.1% + 2.4% Cost of debt (2) A3 / BBB+ (8) = BBB - (7) + A3 / BBB+ (7) Issuer credit ratings Highly attractive operational and financial profile

23 VALUE CREATION AND CAPITAL STRUCTURE 04

Transaction delivers immediate EPS and NTA accretion while maintaining a strong balance sheet and credit quality

+10% TOTAL ACCOUNTING RETURN

+3%

EPRA EPS
For WDP shareholders

As from the first year of full operation (2028)[1]

+7%

EPRA NTA
For WDP shareholders

Pro forma
30 June 2026

BROADLY LEVERAGE NEUTRAL

+1%

LTV

40.1%
31 December 2025

+0.3x

ND / EBITDA[2]

7.5x
31 December 2025

+6%

Dividend step-up
For ARGAN shareholders

After exceptional distribution

General note: Based on 3:1 exchange ratio, issuing ~77 million shares; 1. Including cost synergies of €10m (largely financial) and €250m of disposals. Based on ARGAN projected 2027 EPRA EPS of €6 per share, in line with broker consensus estimates; 2. Net debt / EBITDA is calculated based on proportional accounts, with EBITDA adjusted for the annualised impact of acquisitions, developments and disposals, and net debt adjusted for projects under development at the group's LTV, reflecting assets not yet income-generating but already (partially) financed

24

25 ▪ Strong credit metrics supported by a continued prudent financial policy ▪ Conservative leverage profile underpinned by low LTV and disciplined balance sheet management Pro - forma balance sheet remains robust with well - spread debt maturity profile 1. Completed in 2026 (2029 maturity) Source: Company information as per FY 2025 Key financing considerations 0 500 1,000 1,500 2,000 Pro - forma maturity calendar (excluding undrawn debt) Financial debt as per 31 December 2025 (€m) 2027 2028 2029 2031 2033 2034 2035+ 2030 WDP 2032 ARGAN ▪ Maturing debt to be refinanced in line with WDP’s financing strategy ▪ Available liquidity and undrawn facilities of €1.7bn combined at 30 June 2026 THE 2030 TARGET ALREADY INCORPORATES THE FULL DEBT RESET STEP - UP Strong credit ratings expected to be maintained Moody’s Fitch A3 BBB+ / A - Issuer & instrument rating Issuer & instrument rating Stable Outlook Stable Outlook ARGAN €500m bond issuance (1)

26 Enhanced shareholder diversification anchored by long - term family and reference shareholder support 19% 81% Shareholder base WDP stand - alone Shareholder base ARGAN stand - alone Shareholder base combination Family Jos De Pauw Free float 37% 15% 49% Family Le Lan CAA (1) Free float 14% 9% 4% 27% 41% 5% Family Jos De Pauw Family Le Lan CAA (1) Free float: Overlap Free float: WDP Free float: ARGAN 25.7m shares 240.5m shares 317.8m shares General note: Free float defined as all investors individually holding ≤5% of shares outstanding (excl. CAA), based on publicly available shareholding; Creation of new WDP shares to be issued equals 25.7m x 3, assuming full participation in the merger (i.e. no exercise of exit rights); 1. Crédit Agricole Assurances, through its subsidiary Predica Source: Company information Total free float 73%

27 0.50 1.00 1.50 2.00 2015 2020 2025 2030 >€ 2.00 | >6% CAGR EPRA EPS (by 2030) >€ 1.60 Dividend per share (by 2030) ~ 40 % LOAN - TO - VALUE ~ 8 x NET DEBT/EBITDA (ADJ.) A3 / BBB+ ISSUER RATINGS BASED ON › €700m capex p.a. (1) MOODY’S and FITCH › Self - funding capacity › Top - tier credit strength > 50% Total accounting return (2) (cumulative by 2030) ■ EPRA Earnings per share | Ŷ Dividend per share COMBINED PLATFORM › › Same 2030 per - share targets, as a minimum. Same discipline, more opportunities to deliver Illustrative pathway at linear target growth rates The combination reinforces #BLEND&EXTEND2030 targets through profitable growth 1. Around €400 million in annual equity via retained earnings, stock dividend and contributions in kind, including the remainder in incremental debt within WDP’s leverage targets; 2. Total accounting return (TAR) is calculated as yearly EPRA NTA growth including gross dividends distributed, based on stable yields 2030 targets reinforced

28 MERGER TERMS 05

Compelling terms to create a European logistics champion

Transaction milestones

Announcement & terms	▪ Announcement of the merger and signing of merger documentation ▪ 3 WDP shares for 1 ARGAN share, with the contemplated exceptional distribution considered in the implied value
Exceptional distribution	▪ ARGAN shareholders to vote on the exceptional €11/share distribution
EGM	▪ ARGAN EGM to approve (i) exceptional distribution, (ii) hive-down(1) and (iii) merger; WDP EGM to approve merger ▪ Required voting majorities: ARGAN 2/3 of votes cast, and WDP 3/4 of votes cast (1/2 quorum at first meeting)
Merger	▪ Satisfaction of conditions precedent: EGM approvals, regulatory approvals, French tax ruling and other customary conditions
Settlement	▪ Exceptional distribution payable prior to completion of the merger ▪ ARGAN shareholders to receive WDP shares at completion of the merger
Integration & continuity	▪ ARGAN brand and identity preserved, representative of Kerlan (Le Lan family) to be appointed to the WDP Board(2) ▪ Paris headquarters and team remain, complemented by WDP's local French team ▪ Shares of the combined group will be listed on Euronext Paris, Brussels and Amsterdam
SIIC/REIT status	▪ Tax-efficient SIIC/REIT status retained for French and Belgian operations, covering ~59% of the combined portfolio value

1. In view of the integration of the two French platforms, ARGAN will transfer, prior to completion, its business activities and related employees to a newly created wholly owned entity subject to the SIIC regime, which would be the leading entity to conduct the activities of the group in France after completion of the merger; 2. Subject to WDP EGM approval

29

30 Envisaged transaction timeline Satisfaction of conditions precedent 4 End 2026 / Early 2027 Completion of the hive - down and merger 5 Q1 2027 EGM of ARGAN to vote on the exceptional distribution, hive - down and merger and EGM of WDP to vote on the merger 3 November 2026 Admission to trading of WDP shares on the regulated market of Euronext Paris 2 October / November 2026 Announcement of the merger 1 Today – 23 July 2026

Value creation through scale, acceleration of growth and enhanced capital markets relevance

1. **The #1 French logistics platform**
2. **A €13bn European logistics portfolio**
3. **The next phase of European growth**
4. **Immediate accretion and long-term value creation**
5. **Enhanced share liquidity and capital markets relevance**

- ✓ Unanimous board support across ARGAN and WDP
- ✓ Voting commitments secured from ~52% of ARGAN and ~19% of WDP shares
- ✓ Merger proposal (common draft terms of merger), merger agreement and supporting transaction documentation signed
- ✓ Clear implementation pathway based on a well-established merger structure

25+ year track record of disciplined, profitable growth

+7% since IPO
CAGR EPS

+7% since IPO
CAGR DPS

+7% since IPO
CAGR NAV

Credit quality

A3 / BBB+
Moody's and Fitch issuer ratings

Client-centric focus

>97% since IPO
Occupancy rate (avg.)

31

32 DELIVERING TODAY, WITH A VISION FOR TOMORROW Above - average growth, with a below - average risk profile

33 06 Q&A

34 contact@argan.fr investorrelations@wdp.eu www.wdp - argan.eu